TTY for Mysk: Conference in December 2023 at the booth of Mysk.


Mercy
CHANGE A CHILD'S LIFE TODAY.
CARAVAN FUNDS
Exclusive Opportunity to Invest
Halal Lifestyle Resort in Orlando, Florida
mysk
FOR AS LOW AS 10K USD - OWN A PIECE OF MYSK
Experience returns on your investment as we create Orlando's most Muslim-friendly resort just minutes from Disney!
Walt Disney World.
AMERICA'S MOST VISITED CITY!
75 Million People Visit Orlando Every Year!
www.caravanfunds.com/mysk



TTY for Mysk: www.myskgrowthfund.com

MYSK GROWTH FUND

Invest In Mysk

INVEST IN NORTH AMERICA'S FIRST CONSERVATIVE LIFESTYLE HOTEL & CONDOMINIUM COMPLEX IN ORLANDO, FLORIDA.*

SIGN UP TODAY!

* Testing the waters legal disclosure *

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until the appropriate Form with SEC is filed and only through Caravan Fund's platform. Any indication of interest involves no obligation or commitment of any kind. Illustrations are used for marketing purposes only and are subject to change without notice.

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Register your interest in an exclusive Investment opportunity.

Crowdfunding a $5M fund (max), with investment starting from $3000.*

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TTY for Mysk: https://invest.caravanfunds.com/offering/mysmys/details

Test The Water Disclaimer (Closeup)



Back to Offers
TIME REMAINING
148 03 43
Days Hours Mins
$375K
offering size
EXPRESS INTEREST
MYSK Luxury Vacation Condos in Orlando, FL (TTW)
Mysk Orlando Growth Funds LLC
$375K
Minimum Offering Size
$5M
Maximum Offering Size
$375K
Target Offering Size
OFFER DETAILS
Q & A
Testing the waters legal disclosure
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until the appropriate Form with SEC is filed and only through Caravan Fund's platform. Any indication of interest involves no obligation or commitment of any kind. Illustrations are used for marketing purposes only and are subject to change without notice
Disclaimers
Offering Subjected to Change: This Offering Page is to help us gauge Investor Interest. Any and all parts of Offering may change in future.
Minimum Investment: The minimum investment amount is an anticipated threshold and is subject to change upon filing and qualification by the SEC.
Suitability: Both accredited and unaccredited investors may express interest. Final investor suitability requirements will be determined upon SEC qualification.
Investment Objective: The primary objectives are income and equity growth. These objectives are based on current market conditions and may vary.
Anticipated Distributions: Distributions are expected to be made quarterly, starting approximately 12-16 months after the close of the offering, depending on the performance and profitability of the investment.
Anticipated Minimum Hold: The anticipated minimum hold period is 4 years, but actual holding periods may vary based on market conditions and other factors.
Offering Summary
Mysk Orlando Growth Fund, LLC ("the Company") is buying a portfolio of luxury condominiums ("the Property") at a 12% discounted presale value in North America's first conservative lifestyle Hotel & Condominium Resort. Located at 8298 W Irlo Bronson Memorial Hwy Kissimmee, FL 34747, this property is about 5 miles away from Disney World. The Company intends to take possession of the condominiums in 18-24

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